The Estée Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

June 23, 2022

Ms. Nudrat Salik
Ms. Jeanne Baker
Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    The Estée Lauder Companies Inc.
    Form 10-K for the fiscal year ended June 30, 2021
    Filed August 27, 2021
File No. 001-14064

Dear Ms. Salik and Ms. Baker:

The Estée Lauder Companies Inc. (the “Company”) is in receipt of the comment of the staff of the Securities and Exchange Commission communicated in its letter addressed to the Company, dated June 9, 2022 (the “Comment Letter”). This letter confirms my conversation with Ms. Jeanne Baker on June 22, 2022 that the Company intends to file a response to the Comment Letter on or before July 25, 2022.

Very truly yours,
/s/ Frank Romeo
Frank Romeo
Senior Vice President, Assistant Corporate Controller

cc:	Tracey T. Travis
Executive Vice President and Chief Financial Officer